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SEC ... EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commerz Futures LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
209 W. Jackson Blvd. (Suite 600)
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Legittino 312-987-8117
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, John Legittino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerz Futures LLC, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

Chief Executive Officer

Title



Notary Public


OFFICIAL SEAL
BERNADINE RANDLE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-2-2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerz Futures, L.L.C.
(A Delaware Limited Liability Company)

Statement of Financial Condition
December 31, 2001

ASSETS

Customers' segregated funds:	
Cash and cash equivalents	$ 476,869
Cash, cash equivalents and securities, at market value, on deposit with clearing organizations	25,881,473
Securities purchased under agreements to resell	15,162,053
Receivables from other futures commission merchants, net	473,809
Settlements due from clearing organizations	56,301
Amounts held in separate accounts pursuant to Regulation 30.7 (see Note 4)	8,983,320
	51,033,825
Cash and cash equivalents	841,867
Cash, cash equivalents and securities, at market value, on deposit with clearing organizations	2,842,218
Settlements due from clearing organizations	12,389,105
Receivables from other futures commission merchants, net	2,202,476
Receivables from customers	4,341,629
Investment in clearing organization stock, at cost (market value $444,000)	306,000
Exchange memberships, at cost (market value $4,281,000)	2,965,000
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $889,112)	1,190,070
Other receivables	947,822
Other assets	294,684
Total assets	$79,354,696

LIABILITIES AND MEMBERS' EQUITY

Net equity in commodity accounts:	
Customers trading on U.S. exchanges	$39,853,886
Customers trading on foreign exchanges	5,225,501
Noncustomers	10,469,792
	55,549,179
Settlement due to clearing organizations	7,171,453
Accounts payable and accrued expenses	1,642,418
Total liabilities	64,363,050
Commitments and contingencies (See Note 5)	
Members' equity	14,991,646
Total liabilities and members' equity	$79,354,696

Commerz Futures, L.L.C.
(A Delaware Limited Liability Company)

Statement of Operations
For the Year Ended December 31, 2001

Revenues:	
Commissions and clearance	$ 17,543,491
Interest	3,287,053
Other	338,449
Total revenues	21,168,993
Expenses:	
Commissions, floor brokerage and clearing	11,863,169
Interest	2,108,327
Employee compensation and benefits	4,005,899
Professional fees	650,064
Rent and occupancy	328,602
Depreciation and amortization	452,344
Data processing	471,550
Advertising and promotional	252,221
Seat lease	237,850
Communications	663,926
Other	693,445
Total expenses	21,727,397
Net loss	$ (558,404)